Filed by Urgent.ly Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934

Subject Company: Otonomo Technologies Ltd.

Commission File No.: 001-40744

Date: February 10, 2023

PROJECT ODYSSEY – SOCIAL MEDIA POSTS

TWITTER

URGENTLY NEWS: Urgently is combining with @Otonomo to create a leading #mobilityservices company. https://bit.ly/3XjEsz5

#RoadsideAssistance #ConnectedMobility #FutureMobility

For additional information regarding the transaction please go to: http://bit.ly/3jNSZFm

LINKEDIN

URGENTLY NEWS: Urgently is combining with @Otonomo to create a leading #mobilityservices company. Our proposed merger would create an end-to-end platform for a new generation of mobility services and experiences for automotive OEM, insurance, rental and fleet partners and their customers. https://lnkd.in/eNgjawN9

#MobilityAssistance #MobilityServices #RoadsideAssistance #SmartMobilityAssistance #ConnectedMobility #ConnectedCar #FutureMobility #Merger

For additional information regarding the transaction please go to: https://lnkd.in/eDHhHpPY

FACEBOOK

URGENTLY NEWS: Urgently is combining with @Otonomo to create a leading mobility services company. Our combined company is positioned to power the present and future of connected mobility services, creating safe, exceptional customer-centric assistance services for automotive OEMs, insurance, rental and fleet partners and their customers. https://bit.ly/3XjEsz5

For additional information regarding the transaction please go to: http://bit.ly/3jNSZFm

TAGS

#MobilityAssistance #MobilityServices #RoadsideAssistance #SmartMobilityAssistance #ConnectedMobility #ConnectedCar #FutureMobility #Urgently #Otonomo #OTMO #Merger

IMAGE USED IN POSTS